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                             April 27, 2022

       How Kok Choong
       Chief Executive Officer
       Agape ATP Corp
       1705     1708, Level 17, Tower 2, Faber Towers, Jalan Desa Bahagia
       Taman Desa, Kuala Lumpur, Malaysia (Postal Code: 58100)

                                                        Re: Agape ATP Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed April 12,
2022
                                                            File No. 333-239951

       Dear Mr. Choong:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed April 12,
2022

       Resale Prospectus Cover Page, page SS-1

   1. Please note that Regulation S-K Item 501(b)(3) requires that you disclose the price at which the securities
will be sold on the cover page of the prospectus. We also note that your common stock is
quoted on the OTC Markets     Pink Sheets. The OTC Pink market
                                                        is not an established
public trading market into which a selling stockholder may offer and sell shares at other
than a fixed price. In this regard, we also note your disclosure under the caption "Selling
Stockholder Plan of Distribution" on page SS-26 of the resale prospectus that the
selling stockholders may sell shares "on any stock exchange, market or trading facility on
which shares of our common stock are traded or in private transactions"
                                                        and "at fixed or
negotiated prices." Please revise your cover page disclosure, and make corresponding changes
elsewhere in the prospectus, to disclose a price at which the selling stockholders will offer
and sell shares, in compliance with Item 501(b)(3) of Regulation
 How Kok Choong
Agape ATP Corp
April 27, 2022
Page 2
      S-K, until your shares are listed on a national securities exchange or quoted on the OTC
      Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.
       Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any questions.



                                                         Sincerely,
FirstName LastNameHow Kok Choong
                                                         Division of
Corporation Finance
Comapany NameAgape ATP Corp
                                                         Office of Life
Sciences
April 27, 2022 Page 2
cc:       Lawrence Venick, Esq.
FirstName LastName